Everest Properties
155 N. Lake Ave., #1000
Pasadena, CA 91101
Tel: (626) 585-5920
Fax: (626) 585-5929


January 22, 2004


TO HOLDERS OF UNITS OF
WILDER RICHMAN HISTORIC PROPERTIES II, L.P.

          Re: Offer to Purchase Units for $13,000 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE up to 317 Units of limited partnership interests in Wilder Richman Historic Properties II, L.P. (the "Partnership") at a cash purchase price of $13,000 per Unit, without interest, less the amount of distributions made to you after the date of the Offer. No transfer fees will be deducted - the Purchaser will pay any such fee.

     Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o The Offer is $1,500 per Unit (13%) more than the lower offer from MacKenzie Patterson Fuller, Inc., and no transfer fees will be deducted, unlike the lower offer.

     o The Offer is, effectively, $1,325 per Unit more than the maximum amount the General Partner estimated would result from a proposed sale of the Partnership's properties, based on the Partnership's consent solicitation dated July 1, 2003, and the subsequent distribution of approximately $1,325 per Unit of cash held by the Partnership.

     o Approximately 48% of the Unit Holders approved selling the properties in 2003 at a price that would have resulted in less proceeds per Unit than our Offer.

     o The General Partner has stated in its last Quarterly Report (Form 10-Q) that the Partnership's properties need $12 Million in capital improvements, according to the operating general partner's preliminary capital needs assessment.

     o The Purchaser and its affiliates would hold 52% of the outstanding Units if the Offer is fully subscribed, allowing them to control the outcome of any vote of Unit Holders.

     o The General Partner has stated that it will establish a due diligence review process to allow interested parties to make firm proposals to purchase the properties, but the General Partner has not committed to any time frame. The General Partner has been claiming it would take such steps since at least August 2003.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on February 20, 2004. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                           Very truly yours,

                                           EVEREST INVESTORS 14, LLC